UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

Exagen, Inc.

(Name of Issuer)

Common shares, par value $0.001 per share

(Title of Class of Securities)

30068X103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 30068X103

(1)	NAMES OF REPORTING PERSONS Tullis-Dickerson Capital Focus III, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0

(6) SHARED VOTING POWER 1,112,357 (1)

(7) SOLE DISPOSITIVE POWER 0

(8) SHARED DISPOSITIVE POWER 1,112,357 (1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,112,357 (1)

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.82% (2)

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Represents 992,821 shares of Common Stock as well as 119,536 shares of Common Stock issuable upon exercise of Warrants held by Tullis-Dickerson Capital Focus III, L.P.

(2)	Percentage calculated based on 16,319,488 shares of Common Stock outstanding as of November 18, 2022, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP No: 30068X103

(1)	NAMES OF REPORTING PERSONS Tullis Dickerson Partners III, L.L.C.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0

(6) SHARED VOTING POWER 1,112,357 (1)

(7) SOLE DISPOSITIVE POWER 0

(8) SHARED DISPOSITIVE POWER 1,112,357 (1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,112,357 (1)

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.82% (2)

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Represents 992,821 shares of Common Stock as well as 119,536 shares of Common Stock issuable upon exercise of Warrants held by Tullis-Dickerson Capital Focus III, L.P. Tullis Dickerson Partners III, L.L.C. may be deemed to beneficially own these shares because the L.L.C. is a general partner of Tullis-Dickerson Capital Focus III, L.P.

(2)	Percentage calculated based on 16,319,488 shares of Common Stock outstanding as of November 18, 2022, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP No: 30068X103

(1)	NAMES OF REPORTING PERSONS Tullis Growth Fund, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0

(6) SHARED VOTING POWER 587,843 (1)

(7) SOLE DISPOSITIVE POWER 0

(8) SHARED DISPOSITIVE POWER 587,843 (1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 587,843 (1)

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.60% (2)

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Represents 417,398 shares of Common Stock as well as 170,445 shares of Common Stock issuable upon exercise of Warrants held by Tullis Growth Fund, L.P.
(2)	Percentage calculated based on 16,319,488 shares of Common Stock outstanding as of November 18, 2022, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP No: 30068X103

(1)	NAMES OF REPORTING PERSONS Tullis-Growth Partners, L.L.C.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0

(6) SHARED VOTING POWER 587,843 (1)

(7) SOLE DISPOSITIVE POWER 0

(8) SHARED DISPOSITIVE POWER 587,843 (1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 587,843 (1)

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.60% (2)

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Represents 417,398 shares of Common Stock as well as 170,445 shares of Common Stock issuable upon exercise of Warrants held by Tullis Growth Fund, L.P. Tullis-Growth Partners, L.L.C. may be deemed to beneficially own these shares because the L.L.C. is a general partner of Tullis Growth Fund, L.P.
(2)	Percentage calculated based on 16,319,488 shares of Common Stock outstanding as of November 18, 2022, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP No: 30068X103

(1)	NAMES OF REPORTING PERSONS Tullis Growth Fund II, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0

(6) SHARED VOTING POWER 105,453 (1)

(7) SOLE DISPOSITIVE POWER 0

(8) SHARED DISPOSITIVE POWER 105,453 (1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,453 (1)

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .65% (2)

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Represents 105,453 shares of Common Stock held by Tullis Growth Fund II, L.P.
(2)	Percentage calculated based on 16,319,488 shares of Common Stock outstanding as of November 18, 2022, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP No: 30068X103

(1)	NAMES OF REPORTING PERSONS Tullis-Growth Partners II, L.L.C.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0

(6) SHARED VOTING POWER 105,453 (1)

(7) SOLE DISPOSITIVE POWER 0

(8) SHARED DISPOSITIVE POWER 105,453 (1)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,453 (1)

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .65% (2)

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Represents 105,453 shares of Common Stock held by Tullis Growth Fund II, L.P. Tullis-Growth Partners II, L.L.C. may be deemed to beneficially own these shares because the L.L.C. is a general partner of Tullis Growth Fund II, L.P.
(2)	Percentage calculated based on 16,319,488 shares of Common Stock outstanding as of November 18, 2022, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

CUSIP No: 30068X103

(1)	NAMES OF REPORTING PERSONS James L.L. Tullis

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 52,296 (1)

(6) SHARED VOTING POWER 1,805,653 (2)

(7) SOLE DISPOSITIVE POWER 52,296 (1)

(8) SHARED DISPOSITIVE POWER 1,805,653 (2)

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,857,949 (3)

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.38% (4)

(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)	Represents 21,348 shares of Common Stock as well as 30,948 Options held by Mr. Tullis in his individual capacity.
(2)	Represents 992,821 shares of Common Stock as well as 119,536 shares of Common Stock issuable upon exercise of Warrants held by Tullis-Dickerson Capital Focus III, L.P.; 417,398 shares of Common Stock as well as 170,445 shares of Common Stock issuable upon exercise of Warrants held by Tullis Growth Fund, L.P.; and 105,453 shares of Common Stock held by Tullis Growth Fund II, L.P. Mr. Tullis may be deemed to beneficially own all of these shares as principal of each of the foregoing entities.
(3)	Represents 992,821 shares of Common Stock as well as 119,536 shares of Common Stock issuable upon exercise of Warrants held by Tullis-Dickerson Capital Focus III, L.P.; 417,398 shares of Common Stock as well as 170,445 shares of Common Stock issuable upon exercise of Warrants held by Tullis Growth Fund, L.P.; 105,453 shares of Common Stock held by Tullis Growth Fund II, L.P.; and 21,348 shares of Common Stock as well as 30,948 Options held by Mr. Tullis in his individual capacity. Mr. Tullis may be deemed to directly or beneficially own all of these shares as principal of each of the foregoing entities.
(4)	Percentage calculated based on 16,319,488 shares of Common Stock outstanding as of November 18, 2022, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

Item 1. Security and Issuer.

(a)	Name of Issuer:

Exagen, Inc.

(b)	Address of Issuer:

1261 Liberty Way

Vista, CA 92081

Item 2. Identity and Background.

(a)	Name of Person Filing:

This statement is being filed on behalf of each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

i.	Tullis-Dickerson Capital Focus III, L.P. (“TD Capital Focus”)
ii.	Tullis-Dickerson Partners III, L.L.C., the general partner of TD Capital Focus
iii.	Tullis Growth Fund, L.P. (“Tullis Growth Fund”)
iv.	Tullis-Growth Partners, L.L.C., the general partner of Tullis Growth Fund
v.	Tullis Growth Fund II, L.P. (“Tullis Growth Fund II”)
vi.	Tullis-Growth Partners II, L.L.C., the general partner of Tullis Growth Fund II
vii.	James L.L. Tullis as a principal of each of the foregoing entities and in his individual capacity

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the reporting persons is:

11770 US Highway One, Suite 503, Palm Beach Gardens, FL 33408

(c)	Citizenship or Place of Organization:

James L. L. Tullis is a citizen of the United States and each of the remaining Reporting Persons were formed in Delaware

(d)	Title of Class of Securities:

Common shares, par value $0.001 per share

(e)	CUSIP Number:

30068X103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

(a)	Amount Beneficially Owned:

See row 9 of the cover page of each Reporting Person.

As of December 31, 2022, the general partner of Tullis-Dickerson Capital Focus III, L.P., Tullis Dickerson Partners III, L.L.C. is deemed to beneficially own 1,112,357 shares of the Issuer’s Common Stock. As the general partner of Tullis Growth Fund, L.P., Tullis-Growth Partners, L.L.C. is deemed to beneficially own 587,843 shares of the Issuer’s Common Stock. As the general partner of Tullis Growth Fund II, L.P., Tullis-Growth Partners II, LLC is deemed to beneficially own 105,453 shares of the Issuer’s Common Stock. James L.L. Tullis, in his individual capacity, beneficially owns 52,296 shares of the Issuer’s Common Stock and is a principal of each of the foregoing entities and may be deemed to possess voting and investment control over, and may be deemed to have an indirect beneficial ownership with respect to the shares held by Tullis-Dickerson Capital Focus III, L.P., Tullis Growth Fund, L.P., and Tullis Growth Fund II, L.P.

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons declare that filing this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any Common Stock covered by this Schedule 13G except to the extent of such person’s direct ownership of such Common Stock, and except to the extent of such direct ownership, such beneficial ownership is expressly disclaimed by each Reporting Person.

(b)	Percent of Class:

i.	Tullis-Dickerson Capital Focus III, L.P.: 6.82%
ii.	Tullis-Dickerson Partners III, L.L.C.: 6.82%
iii.	Tullis Growth Fund, L.P.: 3.60%
iv.	Tullis-Growth Partners, L.L.C.: 3.60%
v.	Tullis Growth Fund II, L.P.: 0.65%
vi.	Tullis-Growth Partners II, L.L.C., 0.65%
vii.	James L. L. Tullis: 11.38% as a principal of each of the foregoing entities and 0.32%, individually

Percentage calculated based on 16,319,488 shares of Common Stock outstanding as of November 18, 2022, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2022.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of the cover page of each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See row 6 of the cover page of each Reporting Person

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of the cover page of each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of the cover page of each Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 7, 2023

TULLIS-DICKERSON CAPITAL FOCUS III, L.P.

By:	Tullis-Dickerson Partners III, L.L.C., its general partner

By:	/s/ James L.L. Tullis
	Name:	James L.L. Tullis
	Title:	Manager

TULLIS GROWTH FUND, L.P.

By:	Tullis-Growth Partners, L.L.C., its general partner

By:	/s/ James L.L. Tullis
	Name:	James L.L. Tullis
	Title:	Manager

TULLIS GROWTH FUND II, L.P.

By:	Tullis-Growth Partners II, L.L.C., its general partner

By:	/s/ James L.L. Tullis
	Name:	James L.L. Tullis
	Title:	Manager

TULLIS-DICKERSON PARTNERS III, L.L.C.

By:	/s/ James L.L. Tullis
	Name:	James L.L. Tullis
	Title:	Chief Executive Officer

TULLIS-GROWTH PARTNERS, L.L.C.

By:	/s/ James L.L. Tullis
	Name:	James L.L. Tullis
	Title:	Manager

TULLIS-GROWTH PARTNERS II, L.L.C.

By:	/s/ James L.L. Tullis
	Name:	James L.L. Tullis
	Title:	Chief Executive Officer

/s/ James L.L. Tullis
JAMES L.L. TULLIS, Individually